

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2024

Julie Streich
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

>   **Re: Barnes Group Inc.**
>   **Form 10-K for the Year Ended December 31, 2023**
>   **File No. 001-04801**

Dear Julie Streich:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing